UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
____________________

GAMING PARTNERS INTERNATIONAL CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

36467A107
(CUSIP Number)

Michael T. Raymond
Dickinson Wright, PLLC
2600 W. Big Beaver Rd., Suite 300
Troy, Michigan 48084-3312
248-433-7274
_____________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 10, 2012 (See Introduction)
(Date of Event which Requires Filing of This Statement)
____________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [___].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36467A107
1.	NAMES OF REPORTING PERSON Warren S. Spivak
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	332,724 shares
	8.	SHARED VOTING POWER	0 shares
	9.	SOLE DISPOSITIVE POWER	332,724 shares
	10.	SHARED DISPOSITIVE POWER	0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 332,724 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	4.1%
14.	IN

CUSIP No. 36467A107
1.	NAMES OF REPORTING PERSON Lewis Roger Felder, MD
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	75,824 shares
	8.	SHARED VOTING POWER	0 shares
	9.	SOLE DISPOSITIVE POWER	75,824 shares
	10.	SHARED DISPOSITIVE POWER	0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,824 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	0.9%
14.	IN

Introduction

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) is being filed by Warren S. Spivak and Lewis Roger Felder, MD (the “Reporting Persons”) with respect to the common stock, par value $0.01 per share (“Common Stock”) of Gaming Partners International Corporation (“Issuer” or “GPIC”).  The original Schedule 13D (the “Initial Filing”) was filed on January 27, 2012. Amendment No. 1 to Schedule 13D (“Amendment No. 1”) was filed on February 9, 2012 to amend Item 4 of the Initial Filing to report Enclave’s submission of a Notice of Nomination to the Corporate Secretary of the Issuer proposing five candidates for nomination to the GPIC board of directors.  Amendment No. 2 (“Amendment No. 2”) was filed on September 28, 2012 to report the departure of departure of Enclave Asset Management LLC (“Enclave”), Jeffrey Gerstel, Jesse R. Gerstel, and Eileen Gerstel (collectively, with Enclave, the “Departing Members”) from the Reporting Persons’ group for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended.  Amendment No. 2 reported the Departing Members left the Section 13d Group effective as of September 17, 2012. The sole purpose of this Amendment No. 3 is to correct the previous disclosure made in Amendment No. 2 regarding the effective date of the departure of the Departing Members.  The correct departure date of the Departing Members was September 10, 2012, as confirmed by correspondence dated September 15, 2012.  No other changes are made to Amendment No. 2 by virtue of this Amendment No. 3.

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Warren S. Spivak	October 2, 2012
Warren S. Spivak

By:	/s/ Lewis Roger Felder, MD	October 2, 2012
Lewis Roger Felder, MD